UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Eros International Plc

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

G3788M114

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP No. G3788M114	13G

1	NAME OF REPORTING PERSONS Jeereddi Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,700,352
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,700,352
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,700,352
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9% **
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. G3788M114	13G

1	NAME OF REPORTING PERSONS Jeereddi Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,700,352
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,700,352
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,700,352
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9% **
12	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. G3788M114	13G

1	NAME OF REPORTING PERSONS Naveen Jeereddi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,700,352
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,700,352
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,700,352
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9% **
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Jeereddi Investments, LP, a Delaware limited partnership (“Jeereddi Investments”), Jeereddi Capital, LLC, a Delaware limited liability company (“Jeereddi Capital”), and Mr. Naveen Jeereddi, the manager of Jeereddi Capital (collectively, the “Reporting Persons”), relating to Class A Common Stock (the “Common Stock”) of Eros International Plc (the “Issuer”).

This Schedule 13G relates to Common Stock of the Issuer purchased by Jeereddi Investments through the accounts of certain private funds (collectively, the “Jeereddi Accounts”). Jeereddi Investments serves as the investment adviser to the Jeereddi Accounts and may direct the vote and dispose of the 5,700,352 shares of Common Stock held by the Jeereddi Accounts. Jeereddi Capital is the general partner of Jeereddi Investments and may direct the vote and disposition of the 5,700,352 shares of Common Stock held by the Jeereddi Accounts. As the manager of Jeereddi Capital, Mr. Jeereddi may direct the vote and disposition of the 5,700,352 shares of Common Stock held by the Jeereddi Accounts.

Item 1(a)	Name of Issuer.

Eros International Plc

Item 1(b)	Address of Issuer’s Principal Executive Offices.

550 County Avenue, Secaucus, NJ 07094

Item 2(a)	Name of Person Filing.

Jeereddi Investments, LP, Jeereddi Capital, LLC and Mr. Naveen Jeereddi.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

6430 Sunset Blvd, STE 1575, Los Angeles, CA 90028

Item 2(c)	Citizenship or Place of Organization.

Jeereddi Investments is a limited partnership organized under the laws of the state of Delaware. Jeereddi Capital is a limited liability company organized under the laws of the State of Delaware. Mr. Jeereddi is a United States citizen.

Item 2(d)	Title of Class of Securities.

Class A Common Stock.

Item 2(e)	CUSIP Number.

G3788M114

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	Jeereddi Investments, Jeereddi Capital and Mr. Jeereddi are the beneficial owners of 5,700,352 shares of Common Stock.

(b)

Jeereddi Investments, Jeereddi Capital and Mr. Jeereddi are the beneficial owners of 5.9% of the outstanding shares of Common Stock. This percentage is determined by dividing 5,700,352 by 97,440,480, the number of shares of Common Stock outstanding as of September 30, 2019 according to publicly available information provided by the Issuer.

(c)

Jeereddi Investments, as the investment adviser to the Jeereddi Accounts, may direct the vote and dispose of the 5,700,352 shares of Common Stock held by the Jeereddi Accounts. Jeereddi Capital, as the general partner of Jeereddi Investments, may direct the vote and dispose of the 5,700,352 shares of Common Stock held by the Jeereddi Accounts. As the manager of Jeereddi Capital, Mr. Jeereddi may direct the vote and disposition of the 5,700,352 shares of Common Stock held by the Jeereddi Accounts.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99.1

Joint Filing Agreement dated February 12, 2020, by and among Jeereddi Investments, LP, Jeereddi Capital, LLC, and Naveen Jeereddi.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2020

JEEREDDI INVESTMENTS, LP

By:	/s/ Naveen Jeereddi
Naveen Jeereddi
Chief Executive Officer

JEEREDDI CAPITAL, LLC

By:	/s/ Naveen Jeereddi
Naveen Jeereddi
Manager

/s/ Naveen Jeereddi
Naveen Jeereddi